November 15, 2004

Mail Stop 0409

Morton H. Fleischer
Chairman of the Board and Chief Executive Officer
Spirit Finance Corporation
8910 E. Raintree Drive
Suite 100
Scottsdale, Arizona 85260

Re:	Spirit Finance Corporation
      Registration Statement on Form S-11
      Filed October 19, 2004
      Registration No. 333-119810

Dear Mr. Fleischer:

      The staff conducted a limited review of the above filing.
We
limited our review to disclosure regarding the initial public offering and to ensure that the disclosure is consistent with the disclosure found in the resale registration statement (333-116408).
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you intend to elect to be taxed as a REIT and that your offering appears to constitute a "blind-pool" offering. Accordingly, please provide all of the disclosure required by Industry Guide 5. If you do not believe Guide 5 is applicable to your offering, please provide a supplemental response explaining the basis for your belief.

2. Please revise your disclosure to include prior performance information substantially similar to that required under Item 8 and
Appendix II of Industry Guide 5. Refer to Release 33-6900. If you do not believe that you have any prior performance to disclose, please supplementally explain the basis for that belief.

3. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

4. Supplementally, please provide us with any graphics you intend to use.

Cover Page

5. Please revise your cover page risk factors to include disclosure of the following risks:

* The fact that the proposed offering is a blind pool offering, and that investors will not be able to evaluate the specific properties that will be purchased with the proceeds; and,

* The fact that there are inherent conflicts of interest with one of your lead underwriters due to the fact that an affiliate of BAS is the lead arranger of your credit facility, as well as the fact that you have entered into an engagement agreement with BAS.

6. Please remove the designation, "Joint Book-Running Manager" from the cover page since this information exceeds what is required by
Item 501 of Regulation S-K and is not information key to an investment decision. If you believe that the information is material to investors, you may include it on the back cover page and/or in the
Underwriting section.

Table of Contents, pages i - iv

7. We note your disclosure in the third paragraph on page i that your name, logo and other trademarks are the property of their respective owners. Please supplementally advise us whether you own all of rights to your name, logo and other intellectual property you use in your business and, if you do not, please describe the terms under which you have the right to use such intellectual property.

Summary, pages 1 - 12

8. Your summary should include a description of the depreciation method you will use and the maximum leverage you expect to use on the whole and on individual properties, as required by Item 3.A. (vi) and
(vii) of Industry Guide 5.

9. Please identify the natural persons who will make investment decisions. See Item 3.A. of Industry Guide 5.

Conflicts of Interest, page 7

10. Please revise this section to indicate that BAS is a lead underwriter in this offering and to quantify the advisory fees payable to BAS for introducing you to an investment possibility. In addition, please disclose that the potential conflict is that BAS has an incentive to conduct a lower level of due diligence in order to ensure the success of this offering.

Risk Factors, pages 13 - 30

We may be affected by conflicts of interest that arise out of relationships with BAS and its affiliates, page 30

11. Please identify BAS as a lead underwriter for this offering.

Use of Proceeds

12. Please include a more detailed break-down of how you intend to use the anticipated net proceeds from this offering. For example, please specify the amount of proceeds that will be used to pay down your credit facility. In addition, if the properties that are subjects of binding purchase agreements will be purchased, in whole or in part, with proceeds from this offering, please disclose this.

Distribution Policy, page 33

13. We refer to your statement that the distribution declared for the quarter ended September 30, 2004 represents, on an annualized basis a yield of __%. Since you are not projecting the amount of future distributions, it is not appropriate to disclose the annualized rate represented by your most distribution payment. Please revise to remove this. Please be aware that if you choose to project initial distribution payments for the next twelve months, we would require that a distribution table be included in the prospectus that shows the amount of cash available for distribution during the next twelve months.

14. Please disclose the estimated portion of the third quarter distribution that represents a return of capital.

15. Please briefly describe the restrictions imposed by Maryland law on your ability to declare distributions, as set forth in the twelfth bullet point on page 33.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, pages 38 - 45

Off-Balance Sheet Arrangements and Contractual Obligations, page
40

16. Please advise us why the chart does not include your purchase obligations, or revise your disclosure in the next amendment to include the obligations in the chart.

Spirit Finance Corporation, pages 46 - 67

17. Refer to the third paragraph on page 59. Please disclose what percentage of your borrowings you expect to be secured by real estate operated by investment grade companies and what percentage you expect to be secured by real estate operated by non-investment grade companies.

18. We note your reference to your policy regarding interest rate hedging in the fifth paragraph on page 59. Please expand your disclosure to briefly describe this policy.
Our Proposed Real Estate Investments, page 60

19. Please revise the table on page 61 to identify which investments are subject to binding purchase obligations and which are subject to non-binding commitment letters.

20. We refer to your table on page 62 that shows the various industries represented by potential investments identified by management. In light of the fact that due diligence has not been conducted with respect to these potential acquisitions and the fact that you do not have sufficient resources, even after including proceeds from this offering, to make all of the acquisitions noted, it is not clear why this chart is meaningful to investors. Please tell us why, in light of the fact that you will be unable to complete a large portion of these investments without significant additional financing, this chart is useful to potential investors. Underwriting, pages 123 - 126

21. Refer to the first paragraph under the table under this heading.
Supplementally, please detail all "terms and conditions" that could release the underwriters from their obligations to purchase the shares in the offering.

22. We note that a prospectus may be made available on the websites maintained by one or more of the underwriters or selling group members, and that the underwriters may distribute the prospectus electronically.

* Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

* Briefly describe any electronic distribution in the filing.
* Please disclose whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
* Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.
23. Please provide additional disclosure regarding the "investment banking, commercial banking and advisory services" performed by "some of the underwriters" as discussed on page 126 of the prospectus.

Notes to Consolidated Financial Statements

Acquisitions

24. In the next amendment, please disclose your property acquisitions. The disclosure should include, but not be limited to, the cost of each property acquired, the date acquired, consideration given in the exchange, the allocation of the purchase price to all tangible and intangible assets acquired, the type of property acquired, etc. Also, please disclose any significant property dispositions.

25. Please include Schedule III for the year ended December 31,
2003.
See Rule 5-04 of Regulation S-X.

26. We note the significant acquisitions made in the interim period as well as the significant amount of pending acquisitions. Please confirm to us that you are not required to include financial statements required by Rule 3-14 of Regulation S-X related to your property acquisitions or probable acquisitions. In this regard, please note where an acquired property is net leased on a long-term basis to a single tenant, financial information of the lessee or guarantor of the lease payments may be more meaningful and, therefore, be presented instead of the financial statements of the property.


Part II

Exhibits

27. Please file a copy of the second amended and restated servicing agreement you have with Midland as an exhibit to the registration statement. If you do not believe that the agreement is a material contract pursuant to Item 601(b)(10) of Regulation S-K, please advise us as to your reasons underlying this belief.

28. Please file your legal and tax opinions with your next amendment or provide draft opinions for us to review.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Deborah Wilson, at (202) 942-2956 or Donna DiSilvio, Senior Accountant, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters.
Please contact Amanda McManus, Attorney-Advisor, at (202) 942-7184 or me at (202) 942-1972 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Paul E Belitz, Esq. (via facsimile)
	Michael Zeig, Esq. (via facsimile)
	Kutak Rock LLP
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Spirit Finance Corporation
Page 7